Date:  May 8, 2009

To: Mr. H. Roger Schwall
Ms. Jenifer Gallagher
Mail Stop 7010
Branch Chief/Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

SENT VIA FACSIMILE

Re:	Yanglin Soybean, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed February 17, 2009
File No. 333-150822

Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 13, 2009
File No. 000-52127
Response letter dated April 6, 2009

Dear Mr. Schwall and Ms. Gallagher:

On behalf of Yanglin Soybean, Inc. ( the “Company” or “Yanglin”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff's letter, dated April 21, 2009 with respect to our registration statement on Form S-1 (the “Registration Statement” or “Prospectus”) and our Form 10-K for the fiscal year ended December 31, 2008 (“Form 10-K”). For Staff’s convenience, we set forth each of the comments in bold black first and then set forth each of the responses immediately afterwards.

We understand and agree that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form S-1/A4 Filed on February 17, 2009

1.
Several of your responses state that you “provide [the updated disclosure] on page  [ ] of our Prospectus...” However, an updated prospectus has not yet been filed. In your next amendment, please include the updated disclosure as indicated in your response letter.

Response:

In response to Staff’s comment, we provided the requested risk factors on pages 15 and 16 of our Prospectus. We also revised the cautionary note on page 22 of our Prospectus.

2.
We note that the Amendment to the Exclusive Purchase Option Agreement and the Amendment to the Consigned Management Agreement were filed as exhibits to your Form 10-K filed on April 13, 2009. In your next amendment to your Form S-1, please update  your exhibit list to reference these agreements accordingly.

Response:

In response to Staff’s comment, we updated our exhibit list to our Prospectus to reference the Amendment to the Exclusive Purchase Option Agreement and the Amendment to the Consigned Management Agreement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 21

Loans, page 38

3.	We note your response to our prior comment 4. In you next amendment, enhance your disclosure under “Loans” on pages 38 and 52 to include the disclosure provided in your response.

Response:

In response to Staff’s comment, we provided the enhanced disclosure on pages 36 and 43 of our Prospectus.

Selling Stockholders, page 85

Registration Rights Agreement, page 89

4.	We note your response to our prior comment 7. In your next amendment, please update your exhibit list accordingly and file the Restated Bylaws of Yanglin Soybean, Inc. as an exhibit to the Form S-1.

Response:

In response to Staff’s comment, we updated our exhibit list to our Prospectus to provide the reference to the Restated Bylaws of Yanglin Soybean, Inc.  to Form 8-K filed with the Commission on March 12, 2009.

Form 10-K for the fiscal year ended December 31, 2008

Financial Statements

Note 20-Parent-Only Financial Statements, page 28

5.
We note that you have added condensed parent-only financial information in response to prior comment 8. Please submit a schedule that shows how you arrived at this parent-only financial information; including a reconciliation to equity reported in your consolidated financial statements. Tell us why the parent-only balance sheet does not reflect a line item representing your investment in subsidiaries.

Response:

In response to staff comments, we provided the line item representing our investment in our subsidiary Faith Winner Investments Limited and add to it by reclassifying an amount of $50,000 from the “Receivable from a subsidiary” into the parent-only financial statements of Yanglin Soybean, Inc. Please refer to the restated items in Note 20 on page 28 of the attached consolidated financial statements. We have also provided a schedule of the accounting entries related to the parent-only statements of Yanglin Soybean, Inc. for your reference as attachment to this letter.

***

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

/s/ Shulin Liu
Shulin Liu

President & CEO

incl. Yanglin Parent-only Financials

Yanglin Soybean Inc. (Individual company stage)
Reconciliation of Additional paid-in capital

Balance before RTO		$191,906.00

Additions in RTO
Cash received	$21,500,000.00
Less) Offering costs	(3,398,071.78)
	$18,101,928.22
Less) Par value of preferred stock	(10,000.00)
	$18,091,928.22
for the recognition of beneficial conversion features of Series A preferred stock	7,988,359.42
		26,080,287.64
Balance at Dec 31 2007 and 2008		$26,272,193.64

Yanglin Soybean Inc. (Individual company stage)
Details of Receivables from Subsidiaries

from Faith Winner Investments Limited - Being the loan to Faith Winner which subsequently was borrowed to Heilongjiang Yanglin in accordance with the Loan Agreement	$14,950,000.00
from Faith Winner (Jixian) Agriculture Development Company Limited (WFOE) - Being the loan to Faith Winner (Jixian) which subsequently was borrowed to Heilongjiang Yanglin in accordance with the Loan Agreement	2,601,928.22
Balance at Dec 31, 2007	$17,551,928.22

from Faith Winner Investments Limited - Being the loan to Faith Winner which subsequently was borrowed to Heilongjiang Yanglin in accordance with the Loan Agreement	$14,950,000.00
from Faith Winner (Jixian) Agriculture Development Company Limited (WFOE) - Being the loan to Faith Winner (Jixian) which subsequently was borrowed to Heilongjiang Yanglin in accordance with the Loan Agreement	2,601,928.22
Balance at Dec 31, 2008	$17,551,928.22

Movement during 2008
Balance at Dec 31, 2007	$17,551,928.22
Borrowing/(Repayment)	-
Balance at Dec 31, 2008	$17,551,928.22

Yanglin Soybean Inc. (Individual company stage)
Reconciliation of Accumulated Losses

Balance before RTO	$(210,496.00)
for the recognition of beneficial conversion features of Series A preferred stock	(7,988,359.42)
Balance at Dec 31 2007	$(8,198,855.42)

Balance at Jan 1 2008	$(8,198,855.42)
Net loss for 2008	(51,288.00)
Balance at Dec 31 2008	$(8,250,143.42)